Exhibit
99.3

Second Quarter Report

INTERIM FINANCIAL STATEMENTS

2023

WHEATON™
PRECIOUS METALS

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30

(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2023	2022	2023	2022

Sales	6	$264,972	$302,922	$479,437	$610,166

Cost of sales

Cost of sales, excluding depletion		$58,642	$74,943	$110,606	$144,936

Depletion	13	54,474	65,682	99,473	123,084

Total cost of sales		$113,116	$140,625	$210,079	$268,020

Gross margin		$151,856	$162,297	$269,358	$342,146

General and administrative expenses	7	10,216	9,685	20,315	19,089

Share based compensation	8	4,484	1,608	11,881	11,509

Donations and community investments	9	1,940	1,160	3,318	1,973

Earnings from operations		$135,216	$149,844	$233,844	$309,575

Gain on disposal of mineral stream interest	13	(5,027)	-	(5,027)	-

Other (income) expense	10	(8,692)	(820)	(16,254)	(650)

Earnings before finance costs and income taxes		$148,935	$150,664	$255,125	$310,225

Finance costs	1 7 .3	1,352	1,389	2,731	2,811

Earnings before income taxes		$147,583	$149,275	$252,394	$307,414

Income tax (expense) recovery	2 3	(6,135)	(201)	445	(872)

Net earnings		$141,448	$149,074	$252,839	$306,542

Basic earnings per share		$0.312	$0.330	$0.559	$0.679

Diluted earnings per share		$0.312	$0.330	$0.558	$0.678

Weighted average number of shares outstanding

Basic	2 1	452,892	451,524	452,633	451,221

Diluted	2 1	453,575	452,359	453,368	452,123
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [2]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended June 30		Six Months Ended June 30

(US dollars in thousands - unaudited)	Note	2023	2022	2023	2022

Net earnings		$141,448	$149,074	$252,839	$306,542

Other comprehensive income
Items that will not be reclassified to net earnings

Loss on LTIs¹	1 5	$(53,083)	$(33,874)	$(8,429)	$(33,784)

Income tax recovery related to LTIs	2 3	6,044	349	2,090	155

Total other comprehensive loss		$(47,039)	$(33,525)	$(6,339)	$(33,629)

Total comprehensive income		$94,409	$115,549	$246,500	$272,913

1)	LTIs = long-term investments – common shares held.
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [3]

Condensed Interim Consolidated Balance Sheets

(US dollars in thousands - unaudited)	Note	As at June 30 2023	As at December 31 2022

Assets

Current assets

Cash and cash equivalents	2 2	$828,837	$696,089

Accounts receivable	11	6,971	10,187

Cobalt inventory	12	4,956	10,530

Taxes receivable	2 3	4,217	-

Other	2 4	4,466	3,287

Total current assets		$849,447	$720,093

Non-current assets

Mineral stream interests	13	$5,691,166	$5,707,019

Early deposit mineral stream interests	14	46,843	46,092

Long-term equity investments	1 5	255,534	256,095

Property, plant and equipment	1 6	8,458	4,210

Other	2 5	28,457	26,397

Total non-current assets		$6,030,458	$6,039,813

Total assets		$6,879,905	$6,759,906

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$9,578	$12,570

Current taxes payable	2 3	-	2,763

Current portion of performance share units	2 0 .1	8,692	14,566

Current portion of lease liabilities	1 7 .2	609	818

Total current liabilities		$18,879	$30,717

Non-current liabilities

Performance share units	2 0 .1	$4,549	$6,673

Lease liabilities	1 7 .2	5,925	1,152

Deferred income taxes	2 3	190	165

Pension liability		3,949	3,524

Total non-current liabilities		$14,613	$11,514

Total liabilities		$33,492	$42,231

Shareholders’ equity

Issued capital	1 8	$3,773,227	$3,752,662

Reserves	1 9	(26,189)	66,547

Retained earnings		3,099,375	2,898,466

Total shareholders’ equity		$6,846,413	$6,717,675

Total liabilities and shareholders’ equity		$6,879,905	$6,759,906
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [4]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30

(US dollars in thousands - unaudited)	Note	2023	2022	2023	2022

Operating activities

Net earnings		$141,448	$149,074	$252,839	$306,542

Adjustments for

Depreciation and depletion		54,857	66,080	100,247	123,875

Gain on disposal of mineral stream interest	13	(5,027)	-	(5,027)	-

Interest expense	1 7 .3	36	24	53	50

Equity settled stock based compensation		1,859	1,498	3,402	2,839

Performance share units - expense	2 0 .1	2,625	110	8,479	8,670

Performance share units - paid	2 0 .1	-	(18,247)	(16,675)	(18,247)

Pension expense		291	271	458	429

Pension paid		(20)	-	(116)	-

Income tax expense (recovery)	2 3	6,135	201	(445)	872

Loss (gain) on fair value adjustment of share purchase warrants held	10	280	154	105	897

Investment income recognized in net earnings		(8,880)	(549)	(16,028)	(743)

Other		418	42	499	(92)

Change in non-cash working capital	2 2	1,685	7,365	(387)	(8,553)

Cash generated from operations before income taxes and interest		$195,707	$206,023	$327,404	$416,539

Income taxes paid		(988)	(80)	(4,332)	(112)

Interest paid		(15)	(25)	(33)	(51)

Interest received		7,672	441	14,443	523

Cash generated from operating activities		$202,376	$206,359	$337,482	$416,899

Financing activities

Credit facility extension fees	1 7 .1	$(846)	$(2)	$(846)	$(2)

Share purchase options exercised	19 .2	1,134	1,777	10,510	7,549

Lease payments	1 7 .2	(177)	(202)	(379)	(402)

Dividends paid	18.2,22	(131,091)	(117,117)	(131,091)	(117,117)

Cash used for financing activities		$(130,980)	$(115,544)	$(121,806)	$(109,972)

Investing activities

Mineral stream interests	13	$(88,710)	$(15,549)	$(120,234)	$(60,801)

Early deposit mineral stream interests	14	-	-	(750)	(750)

Net proceeds on disposal of mineral stream interests	1 3	46,400	-	46,400	-

Acquisition of long-term investments	15,22	(31)	(2,633)	(8,175)	(22,768)

Proceeds on disposal of long-term investments	15,22	202	-	202	-

Dividends received		917	108	917	220

Other		(1,209)	(89)	(1,770)	(125)

Cash used for investing activities		$(42,431)	$(18,163)	$(83,410)	$(84,224)

Effect of exchange rate changes on cash and cash equivalents		$175	$(189)	$482	$(122)

Increase in cash and cash equivalents		$29,140	$72,463	$132,748	$222,581

Cash and cash equivalents, beginning of period		799,697	376,163	696,089	226,045

Cash and cash equivalents, end of period	2 2	$828,837	$448,626	$828,837	$448,626
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [5]

Condensed Interim Consolidated Statements of Shareholders’ Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000’s)	Issued Capital	Share Purchase Warrants Reserve 2	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI 1 Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total

At January 1, 2022	450,864	$3,698,998	$83,077	$22,349	$7,196	$(65,586)	$47,036	$2,504,083	$6,250,117

Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$157,467	$157,467
OCI 1		-	-	-	-	(103)	(103)	-	(103)

Total comprehensive income		$-	$-	$-	$-	$(103)	$(103)	$157,467	$157,364

Income tax recovery (expense)		$793	$-	$-	$-	$-	$-	$-	$793
SBC 1 expense		-	-	534	808	-	1,342	-	1,342
Options 1 exercised	329	8,969	-	(1,437)	-	-	(1,437)	-	7,532
RSUs 1 released	88	2,534	-	-	(2,534)	-	(2,534)	-	-
Dividends (Note 1 8 .2)		-	-	-	-	-	-	(67,688)	(67,688)

At March 31, 2022	451,281	$3,711,294	$83,077	$21,446	$5,470	$(65,689)	$44,304	$2,593,862	$6,349,460

Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$149,074	$149,074
OCI 1		-	-	-	-	(33,525)	(33,525)	-	(33,525)

Total comprehensive income		$-	$-	$-	$-	$(33,525)	$(33,525)	$149,074	$115,549

Income tax recovery (expense)		$(293)	$-	$-	$-	$-	$-	$-	$(293)
SBC 1 expense		-	-	611	886	-	1,497	-	1,497
Options 1 exercised	0	20	-	(3)	-	-	(3)	-	17
Dividends (Note 1 8 .2)	411	18,279	-	-	-	-	-	(67,708)	(49,429)

At June 30, 2022	451,692	$3,729,300	$83,077	$22,054	$6,356	$(99,214)	$12,273	$2,675,228	$6,416,801

Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$362,585	$362,585
OCI 1		-	-	-	-	48,167	48,167	-	48,167

Total comprehensive income		$-	$-	$-	$-	$48,167	$48,167	$362,585	$410,752

Income tax recovery (expense)		$3,644	$-	$-	$-	$-	$-	$-	$3,644
SBC 1 expense		-	-	1,220	1,786	-	3,006	-	3,006
Options 1 exercised	164	4,148	-	(696)	-	-	(696)	-	3,452
Dividends (Note 1 8 .2)	463	15,570	-	-	-	-	-	(135,550)	(119,980)
Realized loss on disposal of LTIs ¹		-	-	-	-	3,797	3,797	(3,797)	-

At December 31, 2022	452,319	$3,752,662	$83,077	$22,578	$8,142	$(47,250)	$66,547	$2,898,466	$6,717,675

Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$111,391	$111,391
OCI 1		-	-	-	-	40,700	40,700	-	40,700

Total comprehensive income		$-	$-	$-	$-	$40,700	$40,700	$111,391	$152,091

SBC 1 expense		$-	$-	$631	$911	$-	$1,542	$-	$1,542
Options 1 exercised	398	10,808	-	(1,752)	-	-	(1,752)	-	9,056
RSUs 1 released	59	2,484	-	-	(2,484)	-	(2,484)	-	-
Warrant expiration		-	(83,077)	-	-	-	(83,077)	83,077	-
Dividends (Note 1 8 .2)		-	-	-	-	-	-	(67,910)	(67,910)
Realized loss on disposal of LTIs ¹ (Note 19.4)		-	-	-	-	990	990	(990)	-

At March 31, 2023	452,776	$3,765,954	$-	$21,457	$6,569	$(5,560)	$22,466	$3,024,034	$6,812,454

Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$141,448	$141,448
OCI 1		-	-	-	-	(47,039)	(47,039)	-	(47,039)

Total comprehensive income		$-	$-	$-	$-	$(47,039)	$(47,039)	$141,448	$94,409

SBC 1 expense		-	-	724	1,135	-	1,859	-	1,859
Options 1 exercised	33	1,033	-	(162)	-	-	(162)	-	871
RSUs 1 released	60	1,482	-	-	(1,482)	-	(1,482)	-	-
Dividends (Note 1 8 .2)	100	4,758	-	-	-	-	-	(67,938)	(63,180)
Realized gain on disposal of LTIs ¹ (Note 19 .4)		-	-	-	-	(1,831)	(1,831)	1,831	-

At June 30, 2023	452,969	$3,773,227	$-	$22,019	$6,222	$(54,430)	$(26,189)	$3,099,375	$6,846,413

1)
Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.

2)	Refer to Note 1 9 .1.
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [6]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

1.	Description of Business and Nature of Operations
Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) under the symbol WPM.
As of June 30, 2023, the Company has 29 long-term purchase agreements (three of which are early deposit agreements), with 23 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 19 mining assets which are currently operating, 13 which are at various stages of development and 4 which have been placed in care and maintenance or have been closed, located in 13 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is either a fixed price or fixed percentage of the market price by contract, generally at or below the prevailing market price.
The condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2023 were authorized for issue as of August 10, 2023 in accordance with a resolution of the Board of Directors.

2.	Basis of Presentation and Statement of Compliance
These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted. References to “Cdn$” refer to Canadian dollars.
These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared using the same accounting policies and methods of application as disclosed in Note 3 to the audited consolidated financial statements for the year ended December 31, 2022 and were consistently applied to all the periods presented unless otherwise stated below. These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022.
The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.
In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at June 30, 2023 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

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Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

3.	Material Accounting Policy Information

3.1.	New Accounting Standards Effective in 2023
Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early application of the amendments is permitted. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period the following would be recognized:

•
a deferred tax asset to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized and a deferred tax liability for all deductible and taxable temporary differences associated with right-of-use
assets and lease liabilities; and

•	the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.
The implementation of this amendment did not have a material impact on the Company.
Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies
The amendments require that an entity discloses its material accounting policy information, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. This amendment did not have a significant impact to the Company’s condensed interim consolidated financial statements.

3.2.	Future Changes to Accounting Policies
The IASB has issued the following new or amended standards:
Amendment to IAS
1-
Presentation of Financial statements
The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current
is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current
even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current
at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.
Amendments to IAS 12 - International Tax Reform — Pillar Two Model Rules
The amendments to IAS 12 provide a mandatory temporary exception to the requirements regarding deferred tax assets and liabilities related to pillar two income taxes (Global Minimum Tax) as well as disclosure requirements that an entity has to disclose separately its current tax expense related to Global Minimum Tax and that in periods in which Global Minimum Tax legislation is enacted or substantively enacted, but not yet in effect, an entity discloses known or reasonably estimable information that helps users of financial statements understand the entity’s exposure to Global Minimum Tax arising from that legislation. The mandatory temporary exemption is effective immediately and the disclosure requirements are effective for annual periods beginning January 1, 2023. The Company has applied this mandatory exception in the current period. Refer to Note 23 for further information on Global Minimum Tax.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments
The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [8]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.
Information about significant areas of estimation uncertainty and judgments made by management in preparing the condensed interim consolidated financial statements are unchanged from those disclosed in Note 4 to the audited consolidated financial statements for the year ended December 31, 2022.

5.	Financial Instruments

5.1.	Capital Risk Management
The Company manages its capital to ensure that it will be able to continue as a going concern and satisfy its outstanding funding commitments while maintaining a high degree of financial flexibility to consummate new streaming investments.
The capital structure of the Company consists of debt (Note 17) and equity attributable to common shareholders, comprising of issued capital (Note 18), accumulated reserves (Note 19) and retained earnings.
The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 17).
The Company is in compliance with the debt covenants at June 30, 2023, as described in Note 17.1.

5.2.	Categories of Financial Assets and Liabilities
The refundable deposit on the 777 PMPA, which requires a single principal payment at maturity, is carried at amortized cost. Trade receivables from sales of cobalt and other receivables are non-interest
bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the other receivables are reported net of allowances for uncollectable amounts. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method. The following table summarizes the classification of the Company’s financial assets and liabilities:

(in thousands)	Note	June 30 2023	December 31 2022

Financial assets

Financial assets mandatorily measured at FVTNE 1

Cash and cash equivalents	2 2	$828,837	$696,089

Trade receivables from provisional concentrate sales, net of fair value adjustment	6,11	1,105	2,516

Long-term investments - warrants held		458	560

Investments in equity instruments designated at FVTOCI 1

Long-term investments - common shares held	1 5	255,076	255,535

Financial assets measured at amortized cost

Trade receivables from sales of cobalt	11	4,945	6,642

Refundable deposit - 777 PMPA	2 5	8,393	8,073

Other accounts receivable		921	1,029

Total financial assets		$1,099,735	$970,444

Financial liabilities

Financial liabilities at amortized cost

Accounts payable and accrued liabilities		$9,578	$12,570

Pension liability		3,949	3,524

Total financial liabilities		$13,527	$16,094

1)	FVTNE refers to Fair Value Through Net Earnings, FVTOCI refers to Fair Value Through Other Comprehensive Income

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [9]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

5.3.	Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.
The
Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. Additionally, the outstanding accounts receivable from the sales of cobalt are supported by a $7.5 million letter of credit. Finally, counterparties used to sell precious metals are all large, international organizations with strong credit ratings and the balance of trade receivables on these sales in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at June 30, 2023 is considered to be negligible.
The Company’s maximum exposure to credit risk related to its financial assets is as follows:

(in thousands)	Note	June 30 2023	December 31 2022

Cash and cash equivalents	2 2	$828,837	$696,089

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	1,105	2,516

Trade receivables from sales of cobalt	11	4,945	6,642

Refundable Deposit - 777 PMPA	2 5	8,393	8,073

Other accounts receivables	11	921	1,029

Maximum exposure to credit risk related to financial assets		$844,201	$714,349

5.4.	Liquidity Risk
The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at June 30, 2023, the Company had cash and cash equivalents of $829 million (December 31, 2022 - $696 million) and working capital of $831 million (December 31, 2022 - $689 million).
The Company holds equity investments of several companies (Note 1
5
) with a combined market value at June 30, 2023 of $256 million (December 31, 2022 - $256 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.
The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows, where applicable.

As at June 30, 2023

(in thousands)	2023	2024 - 2025	2026 - 2027	After 2027	Total

Accounts payable and accrued liabilities	$9,578	$ -	$-	$-	$9,578

Performance share units 1	-	12,627	614	-	13,241

Total	$9,578	$ 12,627	$614	$-	$22,819

1)	See Note 2 0 .1 for estimated value per PSU at maturity and anticipated performance factor at maturity.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [10]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

5.5.	Currency Risk
The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

(in thousands)	June 30 2023	December 31 2022

Monetary assets

Cash and cash equivalents	$4,539	$311

Accounts receivable	128	739

Long-term investments - common shares held	74,927	60,443

Long-term investments - warrants held	459	560

Other long-term assets	3,384	3,308

Total Canadian dollar denominated monetary assets	$83,437	$65,361

Monetary liabilities

Accounts payable and accrued liabilities	$6,469	$8,180

Performance share units	10,579	16,971

Lease liability	6,037	1,315

Pension liability	3,949	3,524

Total Canadian dollar denominated monetary liabilities	$27,034	$29,990
The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at June 30, 2023

	Change in Canadian Dollar

(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(1,852)	$1,852

Increase (decrease) in other comprehensive income	7,493	(7,493)

Increase (decrease) in total comprehensive income	$5,641	$(5,641)

	As at December 31, 2022

	Change in Canadian Dollar

(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(2,507)	$2,507

Increase (decrease) in other comprehensive income	6,044	(6,044)

Increase (decrease) in total comprehensive income	$3,537	$(3,537)

5.6.	Interest Rate Risk
The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [11]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

risk. During the three and six months ended June 30, 2023 and 2022, the weighted average effective interest rate paid by the Company on its outstanding borrowings was Nil.
During the three and six months ended June 30, 2023 and 2022, a fluctuation in interest rates of 100 basis points (1 percent) would not have impacted the amount of interest expensed by the Company.

5.7.	Other Price Risk
The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.
If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the three and six months ended June 30, 2023 and 2022 would have increased/decreased by approximately $26 million and $6 million respectively, as a result of changes in the fair value of common shares held.

5.8.	Fair Value Estimation
The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).
Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs which are supported by little or no market activity.
The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		June 30, 2023

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	2 2	$828,837	$828,837	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	11	1,105	-	1,105	-
Long-term investments - common shares held	1 5	255,076	255,076	-	-
Long-term investments - warrants held	1 5	458	-	458	-

		$1,085,476	$1,083,913	$1,563	$-

		December 31, 2022

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	2 2	$696,089	$696,089	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	11	2,516	-	2,516	-
Long-term investments - common shares held	1 5	255,535	255,535	-	-
Long-term investments - warrants held	1 5	560	-	560	-

		$954,700	$951,624	$3,076	$-
The Refundable Deposit on the 777 PMPA is carried at amortized cost. Trade accounts receivables, other accounts receivables and accounts payables and accrued liabilities are non-interest
bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [12]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

When balances are outstanding, the Company’s bank debt (Note 1
7
.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.
5.8.1. Valuation Techniques for Level 1 Assets
Cash and Cash Equivalents
The Company’s cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.
Long-Term Investments in Common Shares Held
The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.
5.8.2. Valuation Techniques for Level 2 Assets
Accounts Receivable Arising from Sales of Metal Concentrates
The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of gold and silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.
Long-Term Investments in Warrants Held
The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

6.	Revenue

	Three Months Ended June 30				Six Months Ended June 30

(in thousands)	2023		2022		2023		2022

Sales

Gold credit sales	$149,511	56%	$157,842	52%	$268,708	56%	$303,517	50%
Silver
Silver credit sales	$90,826	35%	$110,383	36%	$156,005	32%	$223,913	37%
Concentrate sales	16,255	6%	19,845	7%	36,753	8%	40,647	6%
Total silver sales	$107,081	41%	$130,228	43%	$192,758	40%	$264,560	43%
Palladium credit sales	$4,879	2%	$7,203	2%	$9,614	2%	$16,736	3%
Cobalt sales	$3,501	1%	$7,649	3%	$8,357	2%	$25,353	4%

Total sales revenue	$264,972	100%	$302,922	100%	$479,437	100%	$610,166	100%
Gold, Silver and Palladium Credit Sales
Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.
The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of precious metal.
Concentrate Sales
Under certain PMPAs, gold and/or silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [13]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

“Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the customer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold are not significant and do not constrain the recognition of revenue.
Cobalt Sales
Cobalt is sold to a third-party sales agent who generally
on-sells
the cobalt to Wheaton approved third party customers. Revenue from the sale of cobalt is recognized once the third-party customer and sales terms have been agreed to between Wheaton and the third-party sales agent, which is also the date that control of the cobalt is transferred to the third-party sales agent. Should the sales agent retain the cobalt for their own use, revenue is recognized once the sales terms have been agreed to between Wheaton and the third-party sales agent and the product has been delivered, which is also the date that control of the cobalt is transf
e
rred to the third-party sales agent.

7.	General and Administrative

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2023	2022	2023	2022

Corporate

Salaries and benefits	$3,593	$3,912	$7,454	$8,149

Depreciation	268	288	556	575

Professional fees	909	329	1,423	822

Business travel	311	363	652	465

Director fees	248	279	581	601

Employer health tax	139	391	713	708

Audit and regulatory	1,337	887	2,169	1,716

Insurance	519	529	1,057	1,035

Other	952	888	2,016	1,783

General and administrative - corporate	$8,276	$7,866	$16,621	$15,854

Subsidiaries

Salaries and benefits	$1,156	$1,149	$2,317	$2,257

Depreciation	115	110	218	216

Professional fees	189	165	260	258

Business travel	94	64	147	68

Director fees	52	50	103	100

Insurance	11	10	27	24

Other	323	271	622	312

General and administrative - subsidiaries	$1,940	$1,819	$3,694	$3,235

Consolidated general and administrative	$10,216	$9,685	$20,315	$19,089

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [14]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

8.	Share Based Compensation

		Three Months Ended June 30		Six Months Ended June 30

(in thousands)	Note	2023	2022	2023	2022

Equity settled share based compensation 1

Stock options	1 9 .2	$724	$611	$1,355	$1,145

RSUs	1 9 .3	1,135	886	2,047	1,694

Cash settled share based compensation

PSUs	2 0 .1	$2,625	$111	$8,479	$8,670

Total share based compensation		$4,484	$1,608	$11,881	$11,509

1)	Equity settled stock based compensation is a non-cash expense.

9.	Donations and Community Investments

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2023	2022	2023	2022

Local donations and community investments 1	$407	$352	$942	$907

Partner donations and community investments 2	1,533	708	2,376	901

COVID-19 and community support and response fund 3	-	100	-	165

Total donations and community investments	$1,940	$1,160	$3,318	$1,973

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners’ operations.
3)	Committed funding under this program has been fully disbursed.

10.	Other (Income) Expense

		Three Months Ended June 30		Six Months Ended June 30

(in thousands)	Note	2023	2022	2023	2022

Interest income		$(8,181)	$(441)	$(15,111)	$(523)

Dividend income		(700)	(108)	(917)	(220)

Foreign exchange loss (gain)		202	(433)	(71)	(19)

Net (gain) loss arising on financial assets mandatorily measured at FVTPL ¹

(Gain) loss on fair value adjustment of share purchase warrants held		280	154	105	897

Other		(293)	8	(260)	(785)

Total other (income) expense		$(8,692)	$(820)	$(16,254)	$(650)

1)	FVTPL refers to Fair Value Through Profit or Loss

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [15]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

11.	Accounts Receivable

(in thousands)	Note	June 30 2023	December 31 2022

Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$1,105	$2,516

Trade receivables from sales of cobalt	6	4,945	6,642

Other accounts receivable		921	1,029

Total accounts receivable		$6,971	$10,187
The trade receivables from sales of cobalt generally have extended payment terms with outstanding amounts being supported by a $7.5 million letter of credit.

12.	Cobalt Inventory
The Company carries its cobalt inventory, which is recorded using weighted average costing, at the lower of cost or net realizable value. A summary of the inventory on hand at June 30, 2023 and December 31, 2022 is as follows:

(in thousands)	June 30 2023	December 31 2022

Cobalt Inventory, carried at:

Cost	$4,202	$-

Net realizable value	753	10,530

Total cobalt inventory	$4,955	$10,530
At June 30, 2023, the Company recorded an inventory write down reversal of $1.5 million (December 31, 2022 – inventory write down of $2 million).

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [16]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

13.	Mineral Stream Interests

	Six Months Ended June 30, 2023

	Cost				Accumulated Depletion & Impairment 1

(in thousands)	Balance Jan 1, 2023	Additions	Disposal	Balance Jun 30, 2023	Balance Jan 1, 2023	Depletion	Balance Jun 30, 2023	Carrying Amount Jun 30, 2023

Gold interests

Salobo	$3,059,876	$-	$-	$3,059,876	$(676,614)	$(27,093)	$(703,707)	$2,356,169

Sudbury 2	623,864	-	-	623,864	(340,448)	(9,368)	(349,816)	274,048

Constancia	140,058	-	-	140,058	(44,475)	(5,114)	(49,589)	90,469

San Dimas	220,429	-	-	220,429	(64,564)	(5,711)	(70,275)	150,154

Stillwater 3	239,352	-	-	239,352	(23,500)	(2,189)	(25,689)	213,663

Other 4	545,391	84,925	(41,373)	588,943	(51,248)	(498)	(51,746)	537,197

	$4,828,970	$84,925	$(41,373)	$4,872,522	$(1,200,849)	$(49,973)	$(1,250,822)	$3,621,700

Silver interests

Peñasquito	$524,626	$-	$-	524,626	$(230,952)	$(13,802)	$(244,754)	$279,872

Antamina	900,343	-	-	900,343	(354,975)	(12,540)	(367,515)	532,828

Constancia	302,948	-	-	302,948	(110,001)	(6,495)	(116,496)	186,452

Other 5	1,018,199	35,288	-	1,053,487	(565,103)	(5,812)	(570,915)	482,572

	$2,746,116	$35,288	$-	$2,781,404	$(1,261,031)	$(38,649)	$(1,299,680)	$1,481,724

Palladium interests

Stillwater 3	$263,721	$-	$-	$263,721	$(36,909)	$(2,713)	$(39,622)	$224,099

Platinum interests

Marathon	$9,428	$20	$-	$9,448	$-	$-	$-	$9,448

Cobalt interests

Voisey’s Bay 6	$393,422	$-	$-	$393,422	$(35,849)	$(3,378)	$(39,227)	$354,195

	$8,241,657	$120,233	$(41,373)	$8,320,517	$(2,534,638)	$(94,713)	$(2,629,351)	$5,691,166

1)	Includes cumulative impairment charges to June 30, 2023 as follows: Pascua-Lama silver interest - $338 million; and Sudbury gold interest - $120 million.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose, Curipamba and Cangrejos gold interests.
5)	Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, Marmato, Cozamin, Blackwater and Curipamba silver interests.
6)
When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [17]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

	Year Ended December 31, 2022

	Cost				Accumulated Depletion & Impairment 1					Carrying Amount Dec 31, 2022
(in thousands)	Balance Jan 1, 2022	Additions (Reductions)	Disposal	Balance Dec 31, 2022	Balance Jan 1, 2022	Depletion	Disposal	Impairment (Charge) Reversal	Balance Dec 31, 2022

Gold interests

Salobo	$3,059,876	$-	$-	$3,059,876	$(621,937)	$(54,677)	$-	$-	$(676,614)	$2,383,262

Sudbury 2	623,864	-	-	623,864	(316,695)	(23,753)	-	-	(340,448)	283,416

Constancia	140,058	-	-	140,058	(36,269)	(8,206)	-	-	(44,475)	95,583

San Dimas	220,429	-	-	220,429	(53,706)	(10,858)	-	-	(64,564)	155,865

Stillwater 3	239,352	-	-	239,352	(19,567)	(3,933)	-	-	(23,500)	215,852

Other 4	761,334	138,515	(354,458)	545,391	(396,542)	(1,252)	348,265	(1,719)	(51,248)	494,143

	$5,044,913	$138,515	$(354,458)	$4,828,970	$(1,444,716)	$(102,679)	$348,265	$(1,719)	$(1,200,849)	$3,628,121

Silver interests

Peñasquito	$524,626	$-	$-	$524,626	$(202,608)	$(28,344)	$-	$-	$(230,952)	$293,674

Antamina	900,343	-	-	900,343	(320,291)	(34,684)	-	-	(354,975)	545,368

Constancia	302,948	-	-	302,948	(97,064)	(12,937)	-	-	(110,001)	192,947

Other 5	1,438,974	4,519	(425,294)	1,018,199	(845,779)	(36,640)	306,986	10,330	(565,103)	453,096

	$3,166,891	$4,519	$(425,294)	$2,746,116	$(1,465,742)	$(112,605)	$306,986	$10,330	$(1,261,031)	$1,485,085

Palladium interests

Stillwater 3	$263,721	$-	$-	$263,721	$(30,891)	$(6,018)	$-	$-	$(36,909)	$226,812

Platinum interests

Marathon	$-	$9,428	$-	$9,428	$-	$-	$-	$-	$-	$9,428

Cobalt interests

Voisey’s Bay 6	$393,422	$-	$-	$393,422	$(21,801)	$(14,048)	$-	$-	$(35,849)	$357,573

	$8,868,947	$152,462	$(779,752)	$8,241,657	$(2,963,150)	$(235,350)	$655,251	$8,611	$(2,534,638)	$5,707,019

1)	Includes cumulative impairment charges to December 31, 2022 as follows: Pascua-Lama silver interest - $338 million; and Sudbury gold interest - $120 million.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
Comprised of the Minto, Copper World Complex, 777, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose and Curipamba gold interests.As the 777 mine has been permanently closed, the 777 PMPA has been reflected as a disposition, with the carrying value transferred to a long-term receivable.

5)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, 777, Marmato, Cozamin, Blackwater and Curipamba silver interests. The Keno Hill PMPA and the Yauliyacu PMPA were terminated on September 7, 2022 and December 14, 2022, respectively. As the 777 mine has been permanently closed, the 777 PMPA has been reflected as a disposition, with the carrying value transferred to a long-term receivable.

6)
When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [18]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production
basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable
until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	June 30, 2023			December 31, 2022

(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Gold interests

Salobo	$1,978,470	$377,699	$2,356,169	$1,990,789	$392,473	$2,383,262

Sudbury 1	249,685	24,363	274,048	239,002	44,414	283,416

Constancia	84,962	5,507	90,469	89,097	6,486	95,583

San Dimas	45,748	104,406	150,154	51,459	104,406	155,865

Stillwater 2	188,862	24,801	213,663	191,051	24,801	215,852

Other 3	18,749	518,448	537,197	19,248	474,895	494,143

	$2,566,476	$1,055,224	$3,621,700	$2,580,646	$1,047,475	$3,628,121

Silver interests

Peñasquito	$206,167	$73,705	$279,872	$219,969	$73,705	$293,674

Antamina	185,811	347,017	532,828	198,294	347,074	545,368

Constancia	176,397	10,055	186,452	182,171	10,776	192,947

Other 4	136,996	345,576	482,572	139,424	313,672	453,096

	$705,371	$776,353	$1,481,724	$739,858	$745,227	$1,485,085

Palladium interests

Stillwater 2	$215,391	$8,708	$224,099	$218,104	$8,708	$226,812

Platinum interests

Marathon	$-	$9,448	$9,448	$-	$9,428	$9,428

Cobalt interests

Voisey’s Bay	$324,833	$29,362	$354,195	$316,749	$40,824	$357,573

	$3,812,071	$1,879,095	$5,691,166	$3,855,357	$1,851,662	$5,707,019

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)	Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose, Curipamba and Cangrejos gold interests.
4)	Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, Marmato, Cozamin, Blackwater and Curipamba silver interests.
Acquisition of Curipamba PMPA
On January 17, 2022, the Company entered into a PMPA (the “Curipamba PMPA”) with Adventus Mining Corporation (“Adventus”) in respect of gold and silver production from the Curipamba Project located in Ecuador (the “Curipamba Project”). Under the Curipamba PMPA, Wheaton will purchase an amount of gold equal to 50% of the payable gold production until 145,000 ounces have been delivered, thereafter dropping to 33% of payable gold production for the life of the mine and an amount of silver equal to 75% of the payable silver production until 4.6 million ounces have been delivered, thereafter dropping to 50% for the life of mine. Under the terms of the Curipamba PMPA, the Company is committed to pay Adventus total upfront cash consideration of $175.5 million, $13 million of which is available pre-construction
and $500,000 of which will be paid to support certain local community development initiatives around the Curipamba Project. The initial payment of $13 million was paid on December 6, 2022. The remainder will be payable in four staged installments during construction, subject to various customary conditions being satisfied. In addition, Wheaton will make ongoing production payments for the gold and silver ounces delivered equal to 18% of the spot prices until the value of gold and silver delivered, net of the production payment, is equal to the upfront consideration of $175.5 million, at which point the production payment will increase to 22% of the spot prices.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [19]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

Acquisition of Marathon PMPA
On January 26, 2022, the Company entered into a PMPA (the “Marathon PMPA”) with Generation Mining Limited (“Gen Mining”) in respect of gold and platinum production from the Marathon Project located in Ontario, Canada (the “Marathon Project”). Under the Marathon PMPA, Wheaton will purchase an amount of gold equal to 100% of the payable gold production until 150,000 ounces have been delivered, thereafter dropping to 67% of payable gold production for the life of the mine and an amount of platinum production equal to 22% of the payable platinum production until 120,000 ounces have been delivered, thereafter dropping to 15% for the life of mine. Under the terms of the Marathon PMPA, the Company is committed to pay Gen Mining total upfront cash consideration of $178 million (Cdn$240 million), $16 million (Cdn$20 million) of which was paid on March 31, 2022 and $15 million (Cdn$20 million) was paid on September 7, 2022. The remainder is to be paid in four staged installments during construction, subject to various customary conditions being satisfied and pre-determined
completion tests. In addition, Wheaton will make ongoing production payments for the gold and platinum ounces delivered equal to 18% of the spot prices until the value of gold and platinum delivered, net of the production payment, is equal to the upfront consideration of Cdn$240 million, at which point the production payment will increase to 22% of the spot prices.
Acquisition of Goose PMPA
On February 8, 2022, the Company entered into a PMPA (the “Goose PMPA”) with Sabina Gold & Silver Corp. (“Sabina”) in respect of gold production from the Goose Project, part of Sabina’s Back River Gold District located in Nunavut, Canada (the “Goose Project”). Under the Goose PMPA, Wheaton was to purchase an amount of gold equal to 4.15% of the payable gold production until 130,000 ounces have been delivered, dropping to 2.15% until 200,000 ounces have been delivered, and thereafter dropping to 1.5% of the payable gold production for the life of mine. Under the terms of the Goose PMPA, the Company is committed to pay Sabina an upfront payment of $125 million in four equal installments during construction of the Goose Project, subject to customary conditions. The initial payment of $31.25 million was paid on September 28, 2022, the second installment of $31.25 million was paid on December 6, 2022, the third installment of $31.25 million was paid on February 3, 2023 and the final installment of $31.25 million was paid on April 4, 2023.
On April 12, 2023, Sabina announced that shareholders approved the proposed acquisition by B2Gold Corp. (“B2Gold”) of all the issued and outstanding common shares of Sabina. The transaction closed April 19, 2023. Subsequent to closing, B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $
46 million
, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million, calculated as follows:

(in thousands)

Proceeds received on 33% buyback of Goose	$46,400

Less: 33% carrying value	(41,373)

Gain on partial disposal of the Goose PMPA	$5,027
In connection with the exercise of the option, the Company’s attributable gold production has been modified such that the Company will purchase an amount of gold equal to 2.78% of the payable gold production until the Company has received 87,100 ounces of gold under the Goose PMPA, dropping to 1.44%, until 134,000 ounces have been delivered, and thereafter dropping to 1.0%.
In addition, Wheaton will make ongoing production payments for the gold ounces delivered equal to 18% of the spot gold price until the value of gold delivered, net of the production payment, is equal to the revised upfront consideration of $83.75 million, at which point the production payment will increase to 22% of the spot gold price.
Amendment to the Marmato PMPA
On March 21, 2022, the Company amended its PMPA with Aris Mining Corporation (“Aris Mining”) in respect of the Marmato PMPA. Under the terms of the amended agreement, Wheaton will purchase 10.5% of the gold production and 100% of the silver production from the Marmato Upper and Lower mines until 310,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 5.25% of the gold production and 50% of the silver production for the life of mine. Under the terms of the amended Marmato PMPA, the Company is committed to pay Aris Mining total upfront cash payments of $175 million. Of this amount, $53 million has been paid and the remaining amount is payable during the construction of the Marmato Lower Mine, subject to customary conditions.
Acquisition of Cangrejos PMPA
On May 16, 2023, the Company entered into a PMPA (the “Cangrejos PMPA”) with Lumina Gold Corp. (“Lumina”) in respect of its 100% owned Cangrejos gold-copper project located in El Oro Province, Ecuador. Under the terms of the agreement, Wheaton will purchase 6.6% of the payable gold production until 700,000 ounces of gold have

been

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [20]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

delivered, at which point the stream
will
be reduced to 4.4% of the payable gold production for the life of the mine.
Under the terms of the Cangrejos PMPA, the Company is committed to pay Lumina total upfront cash payments of $300 million, $48 million of which is available pre-construction,
with the remainder to be paid in staged equal installments during construction of the mine, subject to various customary conditions being satisfied. As it relates to the $48 million, payments will be made in four installments, including (i) $12 million which was paid on closing; (ii) $10 million to be paid six months after clos ing
; (iii) $15 million to be paid 12 months after clos
ing
; and (iv) $11 million that can be drawn upon for committed acquisition of surface rights.
In
addition, Wheaton will make ongoing production payments for the gold ounces delivered equal to 18% of the spot gold price until the value of gold delivered, net of the production payment, is equal to the upfront consideration of $300 million, at which point the production payment will increase to 22% of the spot gold price.
Amendment to the Blackwater Gold PMPA
On December 13, 2021, the Company acquired the existing gold stream in respect of gold production from the Blackwater Project (the “Blackwater Gold PMPA”). On June 14, 2023, the Company amended the Blackwater Gold PMPA. Under the terms of the amended agreement, the Company is entitled to purchase an amount of gold equal to 8% of the payable gold production until 464,000 ounces have been delivered (previously 279,908 ounces), with this threshold to increase should there be a delay in the anticipated timing of deliveries. Once the threshold has been achieved, the Company’s attributable gold production will drop to 4% of payable gold production for the life of the mine. In exchange for the amendment, the Company is committed to pay upfront cash consideration of $40 million, payable in four installments, with the first payment of $10 million having been paid on June 15, 2023.

14.	Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 2
6
for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.
The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date 1	Upfront Consideration to be Paid 1, 2	Total Upfront Consideration¹	Gold	Silver	Term of Agreement

Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine

Cotabambas	Panoro	Peru	13,750	126,250	140,000	25% ³	100% ³	Life of Mine

Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine

			$46,102	$322,250	$368,352

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 26 for details of when the remaining upfront consideration to be paid becomes due.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [21]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

1 5 .	Long-Term Equity Investments

(in thousands)	June 30 2023	December 31 2022

Common shares held	$255,076	$255,535

Warrants held	458	560

Total long-term equity investments	$255,534	$256,095
Common Shar
e
s Held

	Three Months Ended June 30, 2023

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Mar 31, 2023	Cost of Additions	Proceeds of Disposition 1	Fair Value Adjustment Gains (Losses) 2	Fair Value at Jun 30, 2023	Realized Gain on Disposal

Bear Creek	13,264	8.58%	$6,763	$-	$-	$(1,253)	$5,510	$-

Sabina	-	0.00%	47,104	-	(48,832)	1,728	-	872

Kutcho	18,640	13.27%	3,994	-	-	(1,390)	2,604	-

Hecla	34,980	5.71%	221,628	-	(202)	(41,277)	180,149	73

B2Gold	12,025	0.93%	-	48,832	-	(5,965)	42,867	-

Other			28,841	31	-	(4,926)	23,946	-

Total			$308,330	$48,863	$(49,034)	$(53,083)	$255,076	$945

1)
The disposal of the Sabina shares was as a result of the acquisition of Sabina by B2Gold, while the partial disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation.

2)	Fair Value Gains (Losses) are reflected as a component of Other Compr e hensive Income (“OCI”).

	Three Months Ended June 30, 2022

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Mar 31, 2022	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) 1	Fair Value at Jun 30, 2022	Realized Gain on Disposal

Bear Creek	13,264	8.70%	$11,358	$-	$-	$(3,123)	$8,235	$-

Sabina	31,095	5.67%	34,476	2,633	-	(11,530)	25,579	-

Kutcho	18,640	14.97%	8,502	-	-	(4,162)	4,340	-

Other			37,008	-	-	(15,059)	21,949	-

Total			$91,344	$2,633	$-	$(33,874)	$60,103	$-

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [22]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

	Six Months Ended June 30, 2023

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2022	Cost of Additions	Proceeds of Disposition 1	Fair Value Adjustment Gains (Losses) 2	Fair Value at Jun 30, 2023	Realized Gain (Loss) on Disposal

Bear Creek	13,264	8.58%	$7,443	$-	$-	$(1,933)	$5,510	$-

Sabina	-	0.00%	30,535	-	(48,832)	18,297	-	872

Kutcho	18,640	13.27%	3,097	-	-	(493)	2,604	-

Hecla	34,980	5.71%	194,668	-	(202)	(14,317)	180,149	73

B2Gold	12,025	0.93%	-	48,832	-	(5,965)	42,867	-

Other			19,792	8,199	(27)	(4,018)	23,946	(990)

Total			$255,535	$57,031	$(49,061)	$(8,429)	$255,076	$(45)

1)
The disposal of the Sabina shares was as a result of the acquisition of Sabina by B2Gold, while the partial disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation.

2)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Six Months Ended June 30, 2022

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2021	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) 1	Fair Value at Jun 30, 2022	Realized Gain on Disposal

Bear Creek	13,264	8.70%	$12,764	$-	$-	$(4,529)	$8,235	$-

Sabina	31,095	5.67%	13,381	19,833	-	(7,635)	25,579	-

Kutcho	18,640	14.97%	-	11,721	-	(7,381)	4,340	-

Other			33,796	2,392	-	(14,239)	21,949	-

Total			$59,941	$33,946	$-	$(33,784)	$60,103	$-

1)	Fair Value Gains (Losses) are reflected as a component of OCI.
The Company’s long-term inv
e
stments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.
By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

1 6 .	Property, Plant and Equipment

	June 30, 2023

(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total

Cost

Balance - January 1, 2023	$4,004	$4,793	$4,917	$13,714

Additions	-	4,838	184	5,022

Disposals	-	-	(4)	(4)

Balance - June 30, 2023	$4,004	$9,631	$5,097	$18,732

Accumulated Depreciation

Balance - January 1, 2023	$(3,168)	$(2,965)	$(3,371)	$(9,504)

Disposals	-	-	4	4

Depreciation	(136)	(394)	(244)	(774)

Balance - June 30, 2023	$(3,304)	$(3,359)	$(3,611)	$(10,274)

Net book value - June 30, 2023	$700	$6,272	$1,486	$8,458

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [23]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

	December 31, 2022

(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total

Cost
Balance - January 1, 2022	$4,382	$4,793	$4,856	$14,031

Additions	-	-	289	289

Disposals	(378)	-	(228)	(606)

Balance - December 31, 2022	$4,004	$4,793	$4,917	$13,714

Accumulated Depreciation

Balance - January 1, 2022	$(3,226)	$(2,196)	$(3,100)	$(8,522)

Disposals	378	-	228	606

Depreciation	(320)	(769)	(499)	(1,588)

Balance - December 31, 2022	$(3,168)	$(2,965)	$(3,371)	$(9,504)

Net book value - December 31, 2022	$836	$1,828	$1,546	$4,210

1 7 .	Credit Facilities

1 7 .1.	Sustainability-Linked Revolving Credit Facility
On June 22, 2023, the term of the Company’s undrawn $2 billion revolving term loan (“Revolving Facility”) was extended by an additional year, with the facility now maturing on June 22, 2028.
The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at June 30, 2023.
At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) the Secured Overnight Financing Rate (“SOFR”) plus 1.10% to 2.15%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.00% to 1.05%. Under both options, the interest rate shall not be less than 0%. In connection with the extension, the interest rate paid on drawn amounts will be adjusted by up to +/- 0.05% based upon the Company’s performance in three sustainability-related areas including climate change, diversity and overall performance in sustainability. During the three and six months ended June 30, 2023 and June 30, 2022, the stand-by
fee rate was 0.20%.
The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes. In connection with the Revolving Facility, there is $6 million unamortized debt issue costs which have been recorded as a long-term asset under the classification Other (see Note 2
5
).

1 7 .2.	Lease Liabilities
The lease liability on the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

(in thousands)	June 30 2023	December 31 2022

Current portion	$609	$818

Long-term portion	5,925	1,152

Total lease liabilities	$6,534	$1,970

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [24]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

The maturity analysis, on an undiscounted basis, of these leases is as follows:

(in thousands)	June 30 2023

Not later than 1 year	$887

Later than 1 year and not later than 5 years	2,727

Later than 5 years	5,012

Total lease liabilities	$8,626

1 7 .3.	Finance Costs
A summary of the Company’s finance costs associated with the above facilities during the period is as follows:

		Three Months Ended June 30		Six Months Ended June 30

(in thousands)	Note	2023	2022	2023	2022

Costs related to undrawn credit facilities	1 7 .1	$1,272	$1,297	$2,589	$2,639

Interest expense - lease liabilities	1 7 .2	36	24	53	50

Letters of guarantee	5.3	44	68	89	122

Total finance costs		$1,352	$1,389	$2,731	$2,811

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [25]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

1 8 .	Issued Capital

(in thousands)	Note	June 30 2023	December 31 2022

Issued capital

Share capital issued and outstanding: 452,969,332 common shares (December 31, 2022: 452,318,526 common shares)	1 8 .1	$3,773,227	$3,752,662

1 8 .1.	Shares Issued
The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at June 30, 2023, the Company had no preference shares outstanding.
A continuity sch
e
dule of the Company’s issued and outstanding common shares from January 1, 2022 to June 30, 2023 is presented below:

	Number of Shares	Weighted Average Price

At January 1, 2022	450,863,952

Share purchase options exercised 1	329,480	Cdn$ 28.84

Restricted share units released 1	87,838	Cdn$0.00

At March 31, 2022	451,281,270

Share purchase options exercised 1	434	Cdn$50.36

Dividend reinvestment plan 2	410,488	US$44.53

At June 30, 2022	451,692,192

Share purchase options exercised 1	163,215	Cdn$28.55

Dividend reinvestment plan 2	463,119	US$33.62

At December 31, 2022	452,318,526

Share purchase options exercised 1	397,636	Cdn$31.17

Restricted share units released 1	59,672	Cdn$0.00

At March 31, 2023	452,775,834

Share purchase options exercised 1	32,611	Cdn$35.78

Restricted share units released 1	60,155	Cdn$0.00

Dividend reinvestment plan 2	100,732	US$47.23

At June 30, 2023	452,969,332

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 1% where applicable.

At the Market Equity Program
The Company has established an
at-the-market
equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.
Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at June 30, 2023, the Company has not issued any shares under the ATM program.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [26]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

1 8 .2.	Dividends Declared

	Three Months Ended June 30				Six Months Ended June 30
(in thousands, except per share amounts)	2023		2022		2023		2022

Dividends declared per share	$0.15		$0.15		$0.30		$0.30
Average number of shares eligible for dividend	452,919		451,387		452,827		451,320

Total dividends paid	$67,938		$67,708		$135,849		$135,396

Paid as follows:

Cash	$65,857	97%	$58,613	87%	$131,091	96%	$117,117	86%

DRIP 1	2,081	3%	9,095	13%	4,758	4%	18,279	14%

Total dividends paid	$67,938	100%	$67,708	100%	$135,849	100%	$135,396	100%

Shares issued under the DRIP	46		218		101		410

1)	The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.

2)	As at June 30, 2023, cumulative dividends of $1,930 million have been declared and paid by the Company.

1 9 .	Reserves

(in thousands)	Note	June 30 2023	December 31 2022

Reserves
Share purchase warrants	19 .1	$-	$83,077
Share purchase options	1 9 .2	22,019	22,578
Restricted share units	19 .3	6,222	8,142
Long-term investment revaluation reserve, net of tax	1 9 .4	(54,430)	(47,250)

Total reserves		$(26,189)	$66,547

WHEATON

PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [2
7
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

1 9 .1.	Share Purchase Warrants
The Company’s share purchase warrants (“warrants”) are presented below:

	Number of Warrants	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve

Warrants outstanding at December 31, 2022	10,000,000	$43.75	1.00	$83,077

Expired	(10,000,000)	43.75	1.00	(83,077)

Warrants outstanding at June 30, 2023	-	$43.75	1.00	$-
Each warrant entitled the holder the right to purchase one of the Company’s common shares. The warrants expired unexercised on February 28, 2023.

1 9 .2.	Share Purchase Options
The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five to seven y
e
ars. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two or three years.
Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out
periods.
The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in s
e
tting the assumptions. Expected volatility is determined by considering the trailing
30-month
historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Six Months Ended June 30

	2023	2022

Black-Scholes weighted average assumptions

Grant date share price and exercise price	Cdn$59.41	Cdn$60.00

Expected dividend yield	1.39%	1.32%

Expected volatility	30%	35%

Risk-free interest rate	3.40%	1.72%

Expected option life, in years	3.0	3.0

Weighted average fair value per option granted	Cdn$12.89	Cdn$13.84

Number of options issued during the period	316,580	283,440

Total fair value of options issued (000’s)	$ 2,972	$ 3,069

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [2
8
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

The following table summarizes information about the options outstanding and exercisable at June 30, 2023:

Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life

$30.82	4,477	-	4,477	1.0 years

$31.88¹	22,000	-	22,000	1.7 years

$32.50¹	13,680	-	13,680	0.7 years

$32.93	142,165	-	142,165	0.7 years

$33.47	292,345	-	292,345	1.7 years

$49.86	156,693	79,873	236,566	4.7 years

$52.89¹	39,738	20,088	59,826	4.7 years

$57.29¹	-	63,190	63,190	6.7 years

$59.41	-	252,630	252,630	6.7 years

$60.00	73,578	148,556	222,134	5.7 years

$62.18¹	17,624	35,246	52,870	5.7 years

	762,300	599,583	1,361,883	4.2 years

1)	US$ share purchase options converted to Cdn$ using the exchange rate of 1.3240, being the Cdn$/US$ exchange rate at June 30, 2023.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [2
9
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2022 to June 30, 2023 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2022	1,705,497	Cdn$34.40

Granted (fair value - $3 million or Cdn$13.84 per option)	283,440	60.00

Exercised	(329,480)	28.84

At March 31, 2022	1,659,457	Cdn$38.59

Exercised	(434)	50.36

Forfeited	(6,154)	49.86

At June 30, 2022	1,652,869	Cdn$38.73

Exercised	(163,215)	28.55

Forfeited	(11,354)	55.83

At December 31, 2022	1,478,300	Cdn$41.37

Granted (fair value - $3 million or Cdn$12.89 per option)	316,580	59.41

Exercised	(397,636)	31.17

Forfeited	(1,300)	55.01

At March 31, 2023	1,395,944	Cdn$48.32

Exercised	(32,611)	35.77

Forfeited	(1,450)	59.69

At June 30, 2023	1,361,883	Cdn$48.43
As it relates to share purchase options, during the three months ended June 30, 2023, the weighted average share price at the time of exercise was Cdn$68.37 per share (six months - Cdn$
63.57
per share), as compared to Cdn$64.41 per share (six months - Cdn$60.33 per share) during the comparable period in 2022.

19.3.	Restricted Share Units (“RSUs”)
The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two to three years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.
RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification Share Based Compensation.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [
30
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

A continuity schedule of the Company’s restricted share units outstanding from January 1, 2022 to June 30, 2023 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted

At January 1, 2022	350,058	$ 26.69

Granted (fair value - $4 million)	89,210	46.93

Released	(87,838)	28.85

At March 31, 2022	351,430	$31.28

Granted	2,570	39.39

Forfeited	(1,320)	39.95

At June 30, 2022	352,680	$31.31

Forfeited	(2,474)	39.95

At December 31, 2022	350,206	$31.25

Granted (fair value - $4 million)	92,880	43.27

Released	(59,672)	41.64

Forfeited	(290)	43.58

At March 31, 2023	383,124	$32.54

Granted	1,110	50.26

Released	(60,155)	24.64

Forfeited	(320)	45.11

At June 30, 2023	323,759	$34.05

1 9 .4.	Long-Term Investment Revaluation Reserve
The Company’s long-term investments in common shares (Note 1
5
) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.
Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains that will offset the loss.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [3
1
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2022 to June 30, 2023 is presented below:

(in thousands)		Change in Fair Value	Deferred Tax Recovery (Expense)	Total

At January 1, 2022		$(65,475)	$(111)	$(65,586)

Unrealized gain (loss) on LTIs 1		91	(194)	(103)

At March 31, 2022		$(65,384)	$(305)	$(65,689)

Unrealized gain (loss) on LTIs 1		(33,874)	349	(33,525)

At June 30, 2022		$(99,258)	$44	$(99,214)

Unrealized gain (loss) on LTIs 1		54,835	(6,668)	48,167

Reallocate reserve to retained earnings upon disposal of LTIs 1		3,797	-	3,797

At December 31, 2022		$(40,626)	$(6,624)	$(47,250)

Unrealized gain (loss) on LTIs 1		44,654	(3,954)	40,700

Reallocate reserve to retained earnings upon disposal of LTIs 1		990	-	990

At March 31, 2023		$5,018	$(10,578)	$(5,560)

Unrealized gain (loss) on LTIs 1		(53,083)	6,044	(47,039)

Reallocate reserve to retained earnings upon disposal of LTIs 1	1 5	(1,831)	-	(1,831)

At June 30, 2023		$(49,896)	$(4,534)	$(54,430)

1)	LTIs refers to long-term investments in common shares held.

2 0 .	Share Based Compensation
The Company’s share based compensation consists of share purchase options (Note
19
.2), restricted share units (Note
19
.3) and performance share units (Note
20
.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

2 0 .1.	Performance Share Units (“PSUs”)
The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of gold and silver.
Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [3
2
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2022 to June 30, 2023 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability

At January 1, 2022	513,510	$26,305

Granted	129,140	-

Accrual related to the fair value of the PSUs outstanding	-	8,625

Foreign exchange adjustment	-	307

Forfeited	(3,970)	(65)

At March 31, 2022	638,680	$35,172

Accrual related to the fair value of the PSUs outstanding	-	111

Foreign exchange adjustment	-	(530)

Paid	(184,780)	(18,247)

At June 30, 2022	453,900	$16,506

Accrual related to the fair value of the PSUs outstanding	-	5,678

Foreign exchange adjustment	-	(648)

Paid	(1,950)	(163)

Forfeited	(7,330)	(134)

At December 31, 2022	444,620	$21,239

Granted	135,690	-

Accrual related to the fair value of the PSUs outstanding	-	5,855

Foreign exchange adjustment	-	13

Paid	(191,980)	(16,675)

At March 31, 2023	388,330	$10,432

Accrual related to the fair value of the PSUs outstanding	-	2,645

Foreign exchange adjustment	-	185

Forfeited	(1,280)	(21)

At June 30, 2023	387,050	$13,241
A summary of the PSUs outstanding at June 30, 2023 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Vesting Period Complete at Jun 30, 2023	PSU Liability at Jun 30, 2023
2021	2024	126,590	$45.39	198%	76%	$8,692
2022	2025	125,100	$44.80	163%	43%	3,935
2023	2026	135,360	$44.11	104%	10%	614

		387,050				$13,241

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [3
3
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

2 1 .	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)
Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.
Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2023	2022	2023	2022

Basic weighted average number of shares outstanding	452,892	451,524	452,633	451,221

Effect of dilutive securities

Share purchase options	332	484	381	551

Restricted share units	351	351	354	351

Diluted weighted average number of shares outstanding	453,575	452,359	453,368	452,123
The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$63.69 (six months - Cdn$61.40), compared to Cdn$55.28 (six months - Cdn$55.15) for the comparable period in 2022.

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2023	2022	2023	2022

Share purchase options	-	283	53	283

Share purchase warrants	-	10,000	-	10,000

Total	-	10,283	53	10,283

2 2 .	Supplemental Cash Flow Information
Change in
Non-Cash
Working Capital

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2023	2022	2023	2022

Change in non-cash working capital

Accounts receivable	$2,132	$12,630	$2,981	$(1,972)

Cobalt inventory	187	(1,392)	815	(594)

Accounts payable and accrued liabilities	452	(2,140)	(3,004)	(4,353)

Other	(1,086)	(1,733)	(1,179)	(1,634)

Total change in non-cash working capital	$1,685	$7,365	$(387)	$(8,553)
Non-Cash
Transactions – Receipt of Shares as Consideration for Disposal of Long-Term Equity Investments
During the six months end
e
d June 30, 2023, the Company received common shares valued at $48 million as consideration for the disposal of long-term equity investments.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [3
4
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

Non-Cash
Transactions – Payment of Dividends Under DRIP
As more fully described in Note 1
8
.2, during the six months ended June 30, 2023, the Company declared and paid dividends to its shareholders in the amount of $0.30 per common share for total dividends of $136 million. Approximately 4% of shareholders elected to have their dividends reinvested in common shares of the Company under the Company’s dividend reinvestment plan (“DRIP”). As a result, $131 million of dividend payments were made in cash and $5 million in common shares issued. For the comparable period in 2022, the Company declared and paid dividends to its shareholders in the amount of $0.30 per common share for total dividends of $135 million, with the payment being comprised of $117 million in cash and $18 million in common shares issued.
Cash and Cash Equivalents

(in thousands)	June 30 2023	December 31 2022
Cash and cash equivalents comprised of:

Cash	$356,426	$170,155

Cash equivalents	472,411	525,934

Total cash and cash equivalents	$828,837	$696,089
Cash equivalents include short-term deposits, tr
e
asury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity at inception of less than three months.

2 3 .	Income Taxes
A summary of the Company’s income tax exp
e
nse (recovery) is as follows:
Income Tax Expense (Recovery) in Net Earnings

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2023	2022	2023	2022
Current income tax expense (recovery)	$80	$(819)	$(2,560)	$78
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$1,701	$2,849	$3,061	$9,123
Write down (reversal of write down) or recognition of prior period temporary differences	4,354	(1,829)	(946)	(8,329)
Total deferred income tax expense	$6,055	$1,020	$2,115	$794
Total income tax expense (recovery) recognized in net earnings	$6,135	$201	$(445)	$872
Income Tax Expense (Recovery) in Other Comprehensive Income

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2023	2022	2023	2022

Income tax expense (recovery) related to LTIs - common shares held	$(6,044)	$(349)	$(2,090)	$(155)

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [3
5
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

Income Tax Expense (Recovery) in Shareholders’ Equity
1

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2023	2022	2023	2022
Current income tax expense (recovery)	$-	$852	$-	$3

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$-	$(852)	$-	$(3)

Write down (reversal of write down) or recognition of prior period temporary differences	$-	$292	$-	$(500)

Total deferred income tax expense (recovery)	$-	$(560)	$-	$(503)

Total income tax expense (recovery) recognized in equity	$-	$292	$-	$(500)

1)
Income tax expense (recovery) in shareholders’ equity relates to share financing fees. Share financing fees are deducted over a five-year period for Canadian income tax purposes. For accounting purposes, share financing fees are charged directly to issued capital.

Income Tax Rate Reconciliation
The provision for income taxes diff
e
rs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2023	2022	2023	2022

Earnings before income taxes	$147,583	$149,275	$252,394	$307,414

Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%

Income tax expense (recovery) based on above rates	$39,847	$40,305	$68,146	$83,002

Non-deductible portion of capital losses (non-taxable portion of capital gains)	-	-	-	(1,052)

Non-deductible stock based compensation and other	547	627	886	1,099

Differences in tax rates in foreign jurisdictions 1	(39,044)	(37,177)	(68,938)	(76,056)

Current period unrecognized temporary differences	431	(1,725)	407	2,208

Write down (reversal of write down) or recognition of prior period temporary differences	4,354	(1,829)	(946)	(8,329)

Total income tax expense (recovery) recognized in net earnings	$6,135	$201	$(445)	$872

1)	During the six months ended June 30, 2023, the Company’s subsidiaries generated net earnings of $257 million, as compared to $283 million during the comparable period of the prior year.
The majority of the Company’s income generating activities is conducted by its 100% owned subsidiary, Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax.
Update on Global Minimum Tax
On August 4, 2023 the Canadian Federal Government released draft legislation that, if enacted, would implement a

15
%
global minimum tax for fiscal years that begin on or after December 31, 2023. The proposed rules in the Global Minimum Tax Act would apply to the income of the Company’s non-Canadian
subsidiaries.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [3
6
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

Current Income Taxes (Payable) Receivable
The movement in current income taxes payable for the
six
months ended
June 30
, 2023 is as follows:

(in thousands)	Current Taxes Payable

Current taxes payable - December 31, 2022	$(2,763)

Current income tax recovery - income statement	2,560

Income taxes paid	4,332

Foreign exchange adjustments	88

Current taxes recoverable - June 30, 2023	$4,217
Deferred Income Taxes
The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the six months ended June 30, 2023 and the year ended December 31, 2022 is shown below:

	Six Months Ended June 30, 2023

Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance

Deferred tax assets

Non-capital loss carryforward 1	$-	$472	$-	$-	$472

Capital loss carryforward	792	(1)	124	-	915

Other 2	4,256	(1,695)	-	-	2,561

Deferred tax liabilities

Debt financing fees 3	(774)	(21)	-	-	(795)

Unrealized gains on long-term investments	(8,006)	1	1,966	-	(6,039)

Mineral stream interests 4	3,732	(846)	-	-	2,886

Foreign withholding tax	(165)	(25)	-	-	(190)

Total	$(165)	$(2,115)	$2,090	$-	$(190)

1)	As at June 30, 2023, the Company had recognized the tax effect on $2 million of non-capital losses against deferred tax liabilities.
2)	Other includes capital assets, cobalt inventory, charitable donation carryforward, and PSU and pension liabilities.
3)
Debt and share financing fees are deducted over a five-year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

4)
The Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production
basis as described in Note 13.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [3
7
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

	Year Ended December 31, 2022

Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance

Deferred tax assets

Non-capital loss carryforward	$6,967	$(5,178)	$-	$(1,789)	$-

Capital loss carryforward	-	277	515	-	792

Other	1,325	2,739	192	-	4,256

Deferred tax liabilities

Interest capitalized for accounting	(87)	87	-	-	-

Debt and share financing fees	(737)	(37)	-	-	(774)

Kutcho Convertible Note	-	112	(112)	-	-

Unrealized gains on long-term investments	(170)	(728)	(7,108)	-	(8,006)

Mineral stream interests	(7,298)	11,030	-	-	3,732

Foreign withholding tax	(100)	(65)	-	-	(165)

Total	$(100)	$8,237	$(6,513)	$(1,789)	$(165)
Deferred income tax assets in Canada not recognized are shown below:

(in thousands)	June 30 2023	December 31 2022

Mineral stream interests	$6,593	$7,369

Other	1,798	1,575

Unrealized losses on long-term investments	12,131	13,069

Total	$20,522	$22,013

1)	As at June 30, 2023, the Company had fully recognized the tax effect of non-capital losses.

2 4 .	Other Current Assets
The composition of other current assets is shown below:

(in thousands)	Note	June 30 2023	December 31 2022

Prepaid expenses		$3,505	$2,856

Other		961	431

Total other current assets		$4,466	$3,287

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [38]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

2 5 .	Other Long-Term Assets
The composition of other long-t
e
rm assets is shown below:

(in thousands)	Note	June 30 2023	December 31 2022

Intangible assets		$2,078	$2,270

Debt issue costs - Revolving Facility	1 7 .1	6,040	5,757
Refundable deposit - 777 PMPA		8,393	8,073
Mineral royalty interest		6,606	6,606

Other		5,340	3,691

Total other long-term assets		$28,457	$26,397

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [3
9
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

2 6 .	Commitments and Contingencies
Mineral Stream Interests
The following tabl
e
 summarizes the Company’s commitments to make
per-ounce
cash payments for gold, silver, palladium and platinum and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

	Attributable Payable Production to be Purchased										Per Unit of Measurement Cash Payment 1										Term of Agreement	Date of Original Contract
Mineral Stream Interests	Gold		Silver		Palladium		Cobalt		Platinum		Gold		Silver		Palladium		Cobalt		Platinum

Peñasquito	0%		25%		0%		0%		0%		n/a		$4.43		n/a		n/a		n/a		Life of Mine	24-Jul-07

Constancia	50%		100%		0%		0%		0%		$416	2	$6.14	2	n/a		n/a		n/a		Life of Mine	8-Aug-12

Salobo	75%		0%		0%		0%		0%		$420		n/a		n/a		n/a		n/a		Life of Mine	28-Feb-13

Sudbury	70%		0%		0%		0%		0%		$400		n/a		n/a		n/a		n/a		20 years	28-Feb-13

Antamina	0%		33.75%		0%		0%		0%		n/a		20%		n/a		n/a		n/a		Life of Mine	3-Nov-15

San Dimas	variable	3	0%	3	0%		0%		0%		$631		n/a		n/a		n/a		n/a		Life of Mine	10-May-18

Stillwater	100%		0%		4.5%	4	0%		0%		18%	5	n/a		18%	5	n/a		n/a		Life of Mine	16-Jul-18

Voisey’s Bay	0%		0%		0%		42.4%	6	0%		n/a		n/a		n/a		18%	7	n/a		Life of Mine	11-Jun-18

Marathon	100%	8	0%		0%		0%		22%	8	18%	5	n/a		n/a		n/a		18%	5	Life of Mine	26-Jan-22

Other

Los Filos	0%		100%		0%		0%		0%		n/a		$4.60		n/a		n/a		n/a		25 years	15-Oct-04

Zinkgruvan	0%		100%		0%		0%		0%		n/a		$4.60		n/a		n/a		n/a		Life of Mine	8-Dec-04

Stratoni	0%		100%		0%		0%		0%		n/a		$11.54		n/a		n/a		n/a		Life of Mine	23-Apr-07

Neves-Corvo	0%		100%		0%		0%		0%		n/a		$4.46		n/a		n/a		n/a		50 years	5-Jun-07

Aljustrel	0%		100%	9	0%		0%		0%		n/a		50%		n/a		n/a		n/a		50 years	5-Jun-07

Minto	100%	10	100%		0%		0%		0%		50%	11	$4.39		n/a		n/a		n/a		Life of Mine	20-Nov-08

Pascua-Lama	0%		25%		0%		0%		0%		n/a		$3.90		n/a		n/a		n/a		Life of Mine	8-Sep-09

Copper World	100%		100%		0%		0%		0%		$450		$3.90		n/a		n/a		n/a		Life of Mine	10-Feb-10

Loma de La Plata	0%		12.5%		0%		0%		0%		n/a		$4.00		n/a		n/a		n/a		Life of Mine	n/a 12

Marmato	10.5%	¹³	100%	13	0%		0%		0%		18%	14	18%	14	n/a		n/a		n/a		Life of Mine	5-Nov-20

Cozamin	0%		50%	15	0%		0%		0%		n/a		10%		n/a		n/a		n/a		Life of Mine	11-Dec-20

Santo Domingo	100%	16	0%		0%		0%		0%		18%	5	n/a		n/a		n/a		n/a		Life of Mine	24-Mar-21

Fenix	6%	17	0%		0%		0%		0%		18%	5	n/a		n/a		n/a		n/a		Life of Mine	15-Nov-21

Blackwater	8%	18	50%	18	0%		0%		0%		35%		18%	5	n/a		n/a		n/a		Life of Mine	13-Dec-21

Curipamba	50%	19	75%	19	0%		0%		0%		18%	5	18%	5	n/a		n/a		n/a		Life of Mine	17-Jan-22

Goose	2.78%	20	0%		0%		0%		0%		18%	5	n/a		n/a		n/a		n/a		Life of Mine	8-Feb-22

Cangrejos	6.6%	21	0%		0%		0%		0%		18%	5	n/a		n/a		n/a		n/a		Life of Mine	16-May-23

Early Deposit

Toroparu	10%		50%		0%		0%		0%		$400		$3.90		n/a		n/a		n/a		Life of Mine	11-Nov-13

Cotabambas	25%	22	100%	22	0%		0%		0%		$450		$5.90		n/a		n/a		n/a		Life of Mine	21-Mar-16

Kutcho	100%		100%		0%		0%		0%		20%		20%		n/a		n/a		n/a		Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery. Contracts where the payment is a fixed amount per unit of metal delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata and Sudbury. Additionally, should the prevailing market price for the applicable metal be lower than this fixed amount, the per unit cash payment will be reduced to the prevailing market price.

2)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 -year term.
3)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of
70
:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)
The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

5)	To be increased to 22% once the market value of metal delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
6)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production will be reduced to 21.2%.
7)
To be increased to 22% once the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit. Additionally, on each sale of cobalt, the Company is committed to pay a variable commission depending on the market price of cobalt.

8)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%, respectively.
9)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
10)
The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023 Minto Metals Corp., announced the suspension of operations at the Minto mine.

11)
Prior to the announcement by Minto Metals Corp. of the suspension of operations at the Minto mine on May 13, 2023, the parties were in discussions in connection with a possible restructuring of the Minto PMPA. During that negotiation period, the cash payment per ounce of gold delivered was set at
 90%
of spot price. Following the May 13 announcement, and as negotiations were not successful, the price of deliveries of gold reverts to
50%
of spot price as set out in the existing Minto PMPA.

12)	Terms of the agreement not yet finalized.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [
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]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

13)
Once Wheaton has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA the Company’s attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

14)	To be increased to 22% of the spot price once the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
15)	Once Wheaton has received 10 million ounces under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33% of silver production for the life of the mine.
16)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
17)
Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the Company attributable gold production will be reduced to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

18)
Once the Company has received 464,000 ounces of gold under the amended Blackwater gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater silver PMPA, the attributable silver production will be reduced to 33%.

19)
Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%.

20)
During
Q2-2023,
B2Gold completed its acquisition of all the issued and outstanding common shares of Sabina, and in conjunction with this acquisition B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million. In connection with the exercise of the option, once the Company has received 87,100 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be 1.44%, and once the Company has received 134,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.0% for the life of mine.

21)	Once the Company has received 700,000 ounces of gold under the Cangrejos PMPA, the attributable gold production will be reduced to 4.4%,
22)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced under the Cotabambas PMPA, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Other Contractual Obligations and Contingencies

	Projected Payment Dates 1

(in thousands)	2023	2024 - 2025	2026 - 2027	After 2027	Total

Payments for mineral stream interests

Salobo 2	$552,000	$-	$-	$-	$552,000

Blackwater	135,750	-	-	-	135,750

Marathon	15,105	135,944	-	-	151,049

Cangrejos	21,000	15,000	252,000	-	288,000

Marmato	40,016	81,984	-	-	122,000

Santo Domingo	-	260,000	-	-	260,000

Copper World 3	-	231,150	-	-	231,150

Curipamba	100	250	162,000	-	162,350

Fenix Gold	-	-	-	25,000	25,000

Loma de La Plata	-	-	-	32,400	32,400

Payments for early deposit mineral stream interest

Cotabambas	250	-	-	126,000	126,250

Toroparu	-	138,000	-	-	138,000

Kutcho	-	29,000	29,000	-	58,000
Leases liabilities	444	1,550	1,317	5,316	8,627

Total contractual obligations	$764,665	$892,878	$444,317	$188,716	$2,290,576

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)
As more fully explained below, assuming the Salobo III expansion project results in throughput being expanded beyond 35 Mtpa by January 1, 2024, the Company would expect to pay an expansion payment of $552 million.

3)	Figure includes contingent transaction costs of $1 million.
Salobo
The Salobo mine historically had a mill throughput capacity of 24 Mtpa. In Octob
e
r 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which will increase the mill throughput by 50%. Vale reports the Salobo Expansion successfully commenced at the end of 2022. The project consists of two lines, both of which are already in operation, and is expected to reach full capacity in the fourth quarter of 2024.
During Q1-2023, Wheaton and Vale agreed
 to amend the Salobo PMPA (“Amended Salobo PMPA”) to adjust the expansion payment terms. If actual throughput is expanded above 32 Mtpa by January 1, 2031, then under the terms of the Amended Salobo PMPA, Wheaton will be required to make additional set payments to Vale based on the size of the expansion and the timing of completion. The set payments range from a total of $283 million if throughput is expanded beyond 32 Mtpa by January 1, 2031, to up to $552 million if throughput is expanded beyond 35 Mtpa by

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [
41
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

January 1, 2024. In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a
10-year
period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan.
Blackwater
Under the terms of the Blackwater PMPA, the Company is committed to pay additional upfront consideration of $136 million, which is payable in three equal installments during the construction of the Blackwater project, subject to customary conditions being satisfied.
Marathon
Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $151 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.
Cangrejos
Under the terms of the Cangrejos PMPA, which had a closing date of May 16, 2023, the Company is committed to pay additional upfront consideration of $288 million. Of this amount, $10 million is to be paid six months after the closing date, $15 million is to be paid 12 months after the closing date, $11 million can be drawn upon for committed acquisition of surface rights and the remainder is to be paid in four staged equal installments during construction of the mine, subject to various customary conditions being satisfied.
Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $122 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.
Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone Copper Corp. (“Capstone”) additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.
Copper World Complex
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.
Curipamba
Under the terms of the Curipamba PMPA, the Company is committed to pay additional upfront cash payments of $162.4 million, which includes $350,000 which will be paid to support certain local community development initiatives around the Curipamba Project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.
Fenix
Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 Limited (“Rio2”) additional upfront cash payments of $25 million, payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix Project, and certain other conditions.
On June 28, 2022, Rio2 provided an update on the Fenix Gold environmental assessment process. The Environmental Assessment Service (“SEA”) published the Consolidation Evaluation Report with the recommendation to reject the EIA as it has been alleged that Rio2 has not provided enough information during the evaluation process to eliminate adverse impacts over the chinchilla, guanaco, and vicuña. On July 5, 2022, Rio2 announced that the Regional Evaluation Commission has voted to not approve the EIA. On September 7, 2022, Rio2 announced that on review of the Environmental Qualification Resolution (“RCA”), Rio2 identified numerous discrepancies with factual and procedural matters in the RCA and Rio2 has filed an administrative appeal on August 31, 2022. In parallel with the administrative appeal process, Rio2 indicate that they will work closely with regional authorities to address any remaining concerns. On September 7, 2022, Rio2 stated that the estimated timing for obtaining EIA approval is approximately one and a half to two years.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [4
2
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

The Company’s management has determined that no indicator of impairment existed as of the balance sheet date and will continue to monitor Rio2’s response to the Regional Evaluation Commission decision.
Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“Pan American”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.
Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro additional upfront cash payments of $126 million, including $250,000 which will be advanced once certain conditions have been met. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.
Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.
Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.
Taxes – Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments
The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production
basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).
In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.
Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.
Tax Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.
Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [4
3
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

It is not known or determinable by the Company when the currently ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of those ongoing audits.
From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.
General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [4
4
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

2 7 .	Segmented Information
Operating Segments
The Company’s reportable operating segments, which are the components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended June 30, 2023
(in thousands)	Sales	Cost of Sales	Depletion	Gain on Disposal 1	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$91,350	$19,351	$15,209	$-	$56,790	$71,999	$2,356,169

Sudbury 2	9,549	1,910	4,892	-	2,747	7,579	274,048

Constancia	19,090	4,004	3,037	-	12,049	15,085	90,469

San Dimas	22,532	7,131	2,947	-	12,454	15,401	150,154

Stillwater	4,356	785	1,120	-	2,451	3,571	213,663

Other 3	2,634	1,494	246	-	894	1,252	537,197

Total gold interests	$149,511	$34,675	$27,451	$-	$87,385	$114,887	$3,621,700

Silver

Peñasquito	$46,291	$8,475	$7,775	$-	$30,041	$37,816	$279,872

Antamina	23,302	4,523	6,794	-	11,985	18,780	532,828

Constancia	16,322	4,142	4,212	-	7,968	12,180	186,452

Other 4	21,166	5,094	3,068	(5,027)	18,031	15,878	482,572

Total silver interests	$107,081	$22,234	$21,849	$(5,027)	$68,025	$84,654	$1,481,724

Palladium

Stillwater	$4,879	$887	$1,510	$-	$2,482	$3,993	$224,099

Platinum

Marathon	$-	$-	$-	$-	$-	$-	$9,448

Cobalt

Voisey’s Bay	$3,501	$846	$3,664	$-	$(1,009)	$4,335	$354,195

Total mineral stream interests	$264,972	$58,642	$54,474	$(5,027)	$156,883	$207,869	$5,691,166

Other

General and administrative					$(10,216)	$(9,544)

Share based compensation					(4,484)	-

Donations and community investments					(1,940)	(1,738)

Finance costs					(1,352)	(999)

Other					8,692	7,776

Income tax					(6,135)	(988)

Total other					$(15,435)	$(5,493)	$1,188,739

Consolidated					$141,448	$202,376	$6,879,905

1)	See Note 13 for more information.
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3)
Where a gold interest represents less than 10%

of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Marmato gold interest as well as the non-operating
Minto, 777, Copper World Complex, Santo Domingo, Fenix, Blackwater, Marathon, Curipamba, Goose and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

4)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating
Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [4
5
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

Three Months Ended June 30, 2022
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$90,842	$20,193	$16,187	$54,462	$70,649	$2,407,579

Sudbury 1	14,780	3,167	8,630	2,983	11,613	294,485

Constancia	13,915	3,063	2,014	8,838	10,686	98,930

San Dimas	19,910	6,630	2,760	10,520	13,280	161,350

Stillwater	4,917	893	1,127	2,897	4,024	217,530

Other 2	13,478	5,243	412	7,823	8,529	419,696

Total gold interests	$157,842	$39,189	$31,130	$87,523	$118,781	$3,599,570

Silver

Peñasquito	$47,102	$9,139	$7,475	$30,488	$37,963	$306,742

Antamina	26,448	5,206	8,308	12,934	21,242	561,383

Constancia	11,101	3,004	3,139	4,958	7,784	198,672

Other 3	45,577	15,485	11,944	18,148	30,198	577,944

Total silver interests	$130,228	$32,834	$30,866	$66,528	$97,187	$1,644,741

Palladium

Stillwater	$7,203	$1,378	$1,348	$4,477	$5,825	$229,855

Platinum

Marathon	$-	$-	$-	$-	$-	$4,852

Cobalt

Voisey’s Bay	$7,649	$1,542	$2,338	$3,769	$13,797	$362,460

Total mineral stream interests	$302,922	$74,943	$65,682	$162,297	$235,590	$5,841,478

Other

General and administrative				$(9,685)	$(8,546)

Share based compensation				(1,608)	(18,247)

Donations and community investments				(1,160)	(1,152)

Finance costs				(1,389)	(1,011)

Other				820	(195)

Income tax				(201)	(80)

Total other				$(13,223)	$(29,231)	$607,217

Consolidated				$149,074	$206,359	$6,448,695

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)
Where a gold interest represents less than 10%
of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Copper World Complex, Santo Domingo, Fenix, Blackwater, Marathon, Curipamba and Goose gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

3)
Where a silver interest represents less than 10%
of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Aljustrel, Neves-Corvo, Minto, 777, Marmato and Cozamin silver interests, the non-operating Loma de La Plata, Stratoni, Copper World Complex, Pascua-Lama, Blackwater and Curipamba silver interests and the previously owned Keno Hill and Yauliyacu silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill stream was terminated in exchange for
$141 million of Hecla common stock. On December 14, 2022 the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [4
6
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

Six Months Ended June 30, 2023
(in thousands)	Sales	Cost of Sales	Depletion	Gain on Disposal 1	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$159,825	$34,471	$27,093	$-	$98,261	$125,353	$2,356,169

Sudbury 2	17,866	3,657	9,368	-	4,841	13,925	274,048

Constancia	31,615	6,742	5,114	-	19,759	24,873	90,469

San Dimas	42,812	13,782	5,711	-	23,319	29,030	150,154

Stillwater	8,343	1,483	2,189	-	4,671	6,860	213,663

Other 3	8,247	5,576	498	-	2,173	2,407	537,197

Total gold interests	$268,708	$65,711	$49,973	$-	$153,024	$202,448	$3,621,700

Silver

Peñasquito	$80,162	$15,043	$13,802	$-	$51,317	$65,119	$279,872

Antamina	41,897	8,229	12,540	-	21,128	33,668	532,828

Constancia	24,674	6,387	6,495	-	11,792	18,288	186,452

Other 4	46,025	11,572	5,812	(5,027)	33,668	35,925	482,572

Total silver interests	$192,758	$41,231	$38,649	$(5,027)	$117,905	$153,000	$1,481,724

Palladium

Stillwater	$9,614	$1,752	$2,713	$-	$5,149	$7,862	$224,099

Platinum

Marathon	$-	$-	$-	$-	$-	$-	$9,448

Cobalt

Voisey’s Bay	$8,357	$1,912	$8,138	$-	$(1,693)	$8,820	$354,195

Total mineral stream interests	$479,437	$110,606	$99,473	$(5,027)	$274,385	$372,130	$5,691,166

Other

General and administrative					$(20,315)	$(23,384)

Share based compensation					(11,881)	(16,675)

Donations and community investments					(3,318)	(3,146)

Finance costs					(2,731)	(2,066)

Other					16,254	14,955

Income tax					445	(4,332)

Total other					$(21,546)	$(34,648)	$1,188,739

Consolidated					$252,839	$337,482	$6,879,905

1)	See Note 13 for more information
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3)
Where a gold interest represents less than 10%
of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Marmato gold interest as well as the non-operating Minto, 777, Copper World Complex, Santo Domingo, Fenix, Blackwater, Marathon, Curipamba, Goose and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

4)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating
Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [4
7
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

Six Months Ended June 30, 2022
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$170,407	$37,889	$30,371	$102,147	$132,517	$2,407,579

Sudbury 1	21,689	4,651	12,684	4,354	17,038	294,485

Constancia	33,555	7,388	4,859	21,308	26,168	98,930

San Dimas	38,756	12,855	5,373	20,528	25,901	161,350

Stillwater	9,835	1,757	2,255	5,823	8,078	217,530

Other 2	29,275	11,781	623	16,871	17,351	419,696

Total gold interests	$303,517	$76,321	$56,165	$171,031	$227,053	$3,599,570

Silver

Peñasquito	$99,829	$18,679	$15,276	$65,874	$81,151	$306,742

Antamina	61,806	12,457	18,669	30,680	49,001	561,383

Constancia	26,614	6,918	7,212	12,484	19,697	198,672

Other 3	76,311	23,095	16,270	36,946	54,073	577,944

Total silver interests	$264,560	$61,149	$57,427	$145,984	$203,922	$1,644,741

Palladium

Stillwater	$16,736	$2,980	$2,975	$10,781	$13,755	$229,855

Platinum

Marathon	$-	$-	$-	$-	$-	$4,852

Cobalt

Voisey’s Bay	$25,353	$4,486	$6,517	$14,350	$17,060	$362,460

Total mineral stream interests	$610,166	$144,936	$123,084	$342,146	$461,790	$5,841,478

Other

General and administrative				$(19,089)	$(23,365)

Share based compensation				(11,509)	(18,247)

Donations and community investments				(1,973)	(1,567)

Finance costs				(2,811)	(2,088)

Other				650	488

Income tax				(872)	(112)

Total other				$(35,604)	$(44,891)	$607,217

Consolidated				$306,542	$416,899	$6,448,695

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)
Where a gold interest represents less than 10%
of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Copper World Complex, Santo Domingo, Fenix, Blackwater, Marathon, Curipamba and Goose gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

3)
Where a silver interest represents less than 10%
of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Aljustrel, Neves-Corvo, Minto, 777, Marmato and Cozamin silver interests, the non-operating Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex, Blackwater and Curipamba silver interests and the previously owned Keno Hill and Yauliyacu silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill stream was terminated in exchange for
$141 million of Hecla common stock. On December 14, 2022 the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [4
8
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

Geographical Areas
The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in th
e
 tables below:

	Sales					Carrying Amount at June 30, 2023

(in thousands)	Three Month Ended Jun 30, 2023		Six Months Ended Jun 30, 2023		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total

North America

Canada	$14,982	6%	$33,555	7%	$689,882	$35,666	$-	$9,448	$354,195	$1,089,191

United States	9,235	3%	17,958	4%	213,664	567	224,099	-	-	438,330

Mexico	73,342	28%	130,980	28%	150,152	404,805	-	-	-	554,957

Europe

Greece	-	0%	-	0%	-	-	-	-	-	-

Portugal	7,499	3%	16,044	3%	-	18,050	-	-	-	18,050

Sweden	8,755	3%	20,709	4%	-	28,202	-	-	-	28,202

South America

Argentina/Chile 1	-	0%	-	0%	-	253,514	-	-	-	253,514

Argentina	-	0%	-	0%	-	10,889	-	-	-	10,889

Chile	-	0%	-	0%	56,537	-	-	-	-	56,537

Brazil	91,351	35%	159,824	34%	2,356,170	-	-	-	-	2,356,170

Peru	58,713	22%	98,187	20%	90,470	719,275	-	-	-	809,745

Ecuador	-	0%	-	0%	22,492	3,741	-	-	-	26,233

Colombia	1,095	0%	2,180	0%	42,333	7,015	-	-	-	49,348

Consolidated	$264,972	100%	$479,437	100%	$3,621,700	$1,481,724	$224,099	$9,448	$354,195	$5,691,166

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Sales					Carrying Amount at June 30, 2022

(in thousands)	Three Month Ended Jun 30, 2022		Six Months Ended Jun 30, 2022		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total

North America

Canada	$37,327	12%	$80,381	13%	$613,681	$28,050	$-	$4,852	$362,460	$1,009,043

United States	12,120	4%	26,572	4%	217,530	566	229,855	-	-	447,951

Mexico	71,256	24%	148,114	24%	161,349	441,558	-	-	-	602,907

Europe

Greece	(62)	0%	3,291	1%	-	-	-	-	-	-

Portugal	6,230	2%	14,686	2%	-	18,578	-	-	-	18,578

Sweden	13,679	5%	22,668	4%	-	30,086	-	-	-	30,086

South America

Argentina/Chile 1	-	0%	-	0%	-	253,514	-	-	-	253,514

Argentina	-	0%	-	0%	-	10,889	-	-	-	10,889

Chile	-	0%	-	0%	56,529	-	-	-	-	56,529

Brazil	90,842	30%	170,407	29%	2,407,578	-	-	-	-	2,407,578

Peru	69,821	22%	141,394	23%	98,931	854,106	-	-	-	953,037

Ecuador	-	0%	-	0%	514	186	-	-	-	700

Colombia	1,709	1%	2,653	0%	43,458	7,208	-	-	-	50,666

Consolidate d	$302,922	100%	$610,166	100%	$3,599,570	$1,644,741	$229,855	$4,852	$362,460	$5,841,478
1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [4
9
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2023 (US Dollars)

29.	Subsequent Events
Declaration of Dividend
Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend for the duration of 2023 equal to the dividend per common share declared in the prior quarter, which was $0.15 per share. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.
On August 10, 2023, the Board of Directors declared a dividend in the amount of $0.15 per common share, with this dividend being payable to shareholders of record on August 25, 2023 and is expected to be distributed on or about September 7, 2023. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

WHEATON PRECIOUS METALS 2023 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [
50
]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE	TRANSFER AGENT
WHEATON PRECIOUS METALS CORP.	TSX Trust Company
Suite 3500	1600 – 1066 West Hastings Street
1021 West Hastings Street	Vancouver, BC V6E 3X1
Vancouver, BC V6E 0C3
Canada	Toll-free in Canada and the United States:
T: 1 604 684 9648	1 800 387 0825
F: 1 604 684 3123
Outside of Canada and the United States:
CAYMAN ISLANDS OFFICE	1 416 682 3860
Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue	E: shareholderinquiries@tmx.com
Camana Bay
P.O. Box 1791 GT, Grand Cayman	AUDITORS
Cayman Islands KY1-1109	Deloitte LLP
Vancouver, BC
STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM	INVESTOR RELATIONS
New York Stock Exchange: WPM
London Stock Exchange: WPM	PATRICK DROUIN
Senior Vice President,
DIRECTORS	Sustainability & Investor Relations
GEORGE BRACK, Chair	T: 1 604 684 9648 TF: 1 844 288 9878
JAIMIE DONOVAN	E: info@wheatonpm.com
PETER GILLIN
CHANTAL GOSSELIN
JEANE HULL
GLENN IVES
CHARLES JEANNES
MARILYN SCHONBERNER
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
& Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
Sustainability & Investor Relations

HAYTHAM HODALY
Senior Vice President, Corporate Development
Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

TSX | NYSE | LSE : WPM
wheatonpm.com

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